FORTUNA SILVER MINES INC.
(the "Company")

CODE OF BUSINESS CONDUCT AND ETHICS AND WHISTLE-BLOWER POLICY

This Code of Business Conduct and Ethics and Whistle-Blower Policy (“Code”) has been adopted by the Board of Directors of the Company (the “Board”) in order to promote integrity and honest and ethical conduct of the Company’s business.  This Code applies to all directors, officers, employees and consultants of the Company and its subsidiaries (“Company Personnel”).  It is the responsibility of all Company Personnel to become familiar with, and comply with, this Code.  Company Personnel will be provided with a copy of this Code, and shall execute the certification set out in Schedule A to confirm that the Code has been read and that the individual undertakes to comply with the Code at all times.

This Code should be read in conjunction with the Company’s Records Management Policy and Human Resources Policy, as applicable.

In line with the Company’s commitment to open communication, this Code provides an avenue for Company Personnel, suppliers and customers to raise concerns and have reassurance that they will be protected from reprisals or victimization for whistle-blowing in good faith.

CONFLICTS OF INTEREST

A conflict of interest arises when Company Personnel must choose between the Company’s best interests and other interests, such as their personal interests or the interests of another corporation.  Any situation where the judgment of a Company Personnel may be compromised, where he or she shows undue favouritism to any party or where he or she receives a benefit of some kind is potentially a conflict of interest.  All Company Personnel must strive to avoid situations that create a conflict, create the appearance of a conflict, or have the potential to create a conflict.  If any of these situations occur, Company Personnel are responsible for disclosing and, where appropriate, taking action to remedy the conflict of interest.

ANTI-KICKBACK POLICY

"Kickback" means any money, fee, commission, credit, gift, gratuity, thing of value, or compensation of any kind which is provided, directly or indirectly, to any employee, contractor, contractor’s employee, subcontractor, or subcontractor employee for the purpose of improperly obtaining or rewarding favorable treatment in connection with a contract or purchase agreement.

If Company Personnel become aware of any activity of the type described above, they should immediately report such activity to their immediate Supervisor/Manager.  If the immediate Supervisor/Manager is the person alleged to have received the kickback, then the activity should be reported in accordance with the Company’s Whistleblower Policy.  These reports shall be examined and if warranted, investigated.

GIFTS AND ENTERTAINMENT

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners.  These courtesies include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, travel, accommodation and other merchandise or services.  In some cultures they play an important role in business relationships.  However, a problem may arise when such courtesies compromise – or appear to compromise – a person’s ability to make objective and fair business decisions.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship must be avoided.  These guidelines apply at all times, and do not change during traditional gift-giving seasons.  No gift or entertainment should ever be offered, given, provided or accepted by any director or employee of the Company, or by any family member of a director or employee, unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any applicable laws or regulations.  Any gifts or proposed gifts about which you are uncertain whether they are appropriate are to be discussed with your Supervisor/Manager.

ANTI-CORRUPTION POLICY

It is important that the Company and its subsidiaries respect all international and local anti-bribery and anti-corruption laws, even where the perception is such that standards are loosely enforced by local authorities.  Corruption is the misuse of power by government officials or other parties for illegitimate private gain.  Bribery is the offer, promise, or provision, directly or indirectly, of a loan, reward, advantage or benefit of any kind to a person in a position of power to influence that person’s views or conduct or to obtain or retain an improper advantage.  These actions could expose the Company and its directors, officers and employees to the risk of prosecution, fines and imprisonment in the countries where we do business.  In addition, non-compliance threatens the Company’s reputation, which plays a critical role in our success as a business.  Guidance and procedures to ensure that the business of the Company is conducted in an honest and ethical manner when dealing with government officials and all other parties, are set out in the Company´s Anti-corruption Policy, a copy of which is available on the Company’s website.

CONFIDENTIALITY AND INSIDER TRADING

Business affairs of the Company are confidential and must not be discussed with anyone outside the organization except for information that has already been made available to the public.  As set out in the Company’s Blackouts and Securities Trading Policy (a copy of which is available on the Company’s website), Company Personnel must comply with applicable laws and regulations regarding trading of securities of the Company when in possession of undisclosed material information regarding the Company’s business.

COMPETITION AND FAIR DEALING

Relationships with customers and suppliers are critical to the continuing success of the Company.  In dealings with competitors, customers and suppliers, all Company Personnel must conduct themselves with honesty, integrity and respect.  All Company Personnel must ensure the confidentiality of all customer and supplier information unless disclosure is required by law or authorized by the customer or supplier.

DISCLOSURE

As set out in the Company’s Disclosure Policy (a copy of which is available on the Company’s website), the Company is committed to providing timely, consistent and credible dissemination of information, in compliance with disclosure requirements under applicable securities laws.  All Company Personnel are expected to comply with such requirements.

COMPANY RECORDS AND INTERNAL CONTROLS

The Company is required to record and publicly report all internal and external financial records in compliance with applicable accounting principles.  As well, the Company must maintain effective controls and procedures so that financial and non-financial information is reported timely and accurately both to Management and in the filings and public disclosures the Company makes.  All Company Personnel are responsible for ensuring the accuracy of all books and records within your control and complying with all Company policies and internal controls.

Use of the Company’s funds or other assets for unlawful or improper purposes is prohibited.  All transactions must be authorized and executed in accordance with the Company's policies and the instructions of Management.  Appropriate accounting and financial policies, procedures, controls and audit processes must be maintained.

The Company’s resources (such as computers, telephones, facsimile machines, photocopiers, etc.) must only be used for business purposes.  Their use for any other purpose is strictly prohibited without proper authorization.

Company Personnel, regardless of their position in the organization, are expected to follow internal policies and procedures designed to protect the integrity of corporate data.  This includes adherence to procedures related to security of computer systems.

HEALTH AND SAFETY

The Company complies with all applicable laws and regulations relating to safety and health in the workplace.  Each Company Personnel is expected to consult and comply with all Company rules regarding workplace conduct and safety.  Any unsafe or hazardous conditions or materials, injuries, and accidents connected with the Company’s business and any activity that compromises Company security must be immediately reported to the applicable supervisor.

NO DISCRIMINATION OR HARASSMENT

The Company’s employment decisions are based on reasons related to our business, such as job performance, individual skills and talents, and other business-related factors, in compliance with all applicable employment laws.  In particular, the Company prohibits discrimination in any aspect of employment based on race, color, religion, sex, national origin, marital status, sexual orientation, disability or age.

The Company prohibits abusive or harassing conduct by Company Personnel toward others, such as unwelcome sexual advances, comments based on ethnicity, religion or race, or other non-business, personal comments or conduct that make others uncomfortable in their employment with us.  Company Personnel are expected to report harassment or other inappropriate conduct as soon as it occurs.

PRIVACY

The Company, and companies and individuals authorized by the Company, collect and maintain personal information of Company Personnel.  The Company follows procedures to protect information wherever it is stored or processed, and access to personal information is restricted.  Personal information will only be released to outside parties in accordance with the Company’s policies and applicable legal requirements.  Company Personnel who have access to personal information must ensure that personal information is not disclosed in violation of the Company’s policies or practices.

RAISING CONCERNS

If you should learn of a potential or suspected violation of the Code, you have an obligation to promptly report the violation.  In particular, you may communicate any concerns or complaints relating to accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices including, without limitation, the following:

a.

fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

b.

raud or deliberate error in the recording and maintaining of financial records of the Company;

c.

deficiencies in or noncompliance with the Company’s internal controls over financial reporting;

d.

misrepresentation or false statement to or by a senior officer, accountant or external auditor regarding a matter contained in the financial records, financial reports or audit reports of the Company; or

e.

deviation from full and fair reporting of the Company’s financial condition.

Any person may submit on a confidential or anonymous basis a report without fear of dismissal or retaliation of any kind.  Reports may be made orally or in writing and, if preferred, anonymously.  You have several options for raising concerns.

1.

Raise your concern with your manager or supervisor; or

2.

Raise your concern through our http://fortuna.ethicspoint.com website.

If Company Personnel are in doubt regarding the best course of action in a particular situation, do not hesitate to speak with your Supervisor/Manager.

TREATMENT OF REPORTS

Upon receipt of a report, the appropriate Company representative will, when possible, acknowledge receipt of the Report to the submitter.  The report will be reviewed by such persons as the Audit Committee of the Board of Directors determines to be appropriate.  Confidentiality will be maintained to the fullest extent possible.  However, if a complainant fails to identify himself or herself in his or her report and the information provided is insufficient, the Company may not be able to adequately investigate and resolve the complaint.  Reports made anonymously should contain sufficient detail and information so that, if necessary, a meaningful investigation can be conducted.

Prompt and appropriate corrective action will be taken when and as warranted.  When possible and when determined appropriate, notice of any corrective action taken will be given to the person who submitted the report.

NO RETALIATION

Any Company Personnel who has been found to have engaged in retaliation against an individual for raising, in good faith, a conduct concern or for participating in the investigation of such a concern may be subject to discipline, up to and including termination of employment or other business relationships.  If any individual believes that he or she has been subjected to such retaliation, that person is encouraged to report the situation as soon as possible to one of the people detailed in the “Raising Concerns” section above.

EFFECTIVE DATE

This Code was implemented by the Board on April 27, 2015.

SCHEDULE A

Certification – Code of Business Conduct and Ethics and Whistle-Blower Policy of Fortuna Silver Mines Inc.

The undersigned hereby certifies that he/she has read and understands the Company’s Code of Business Conduct and Ethics and Whistle-Blower Policy, a copy of which is attached hereto, and agrees to comply with the procedures and restrictions set forth therein.

Date:

_______________________              Signature:

_____________________________

Name:

_________________________________

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